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                           June 30, 2021

       Manish Joneja
       Chief Executive Officer
       The Original BARK Company
       221 Canal Street
       New York, NY 10013

                                                        Re: The Original BARK
Company
                                                            Registration
Statement on Form S-1
                                                            Filed June 23, 2021
                                                            File No. 333-257306

       Dear Mr. Joneja:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Donald
Field at 202-551-3680 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services